FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of March 2009.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information furnished on this form:

EXHIBIT

Exhibit Number
1.	Nomura Finalizes Number of New Shares to be Issued by way of Third-Party Allotment

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: March 25, 2009	By:	/s/ Shinichiro Watanabe
Shinichiro Watanabe
Senior Corporate Managing Director

Nomura Finalizes Number of New Shares to be Issued

by way of Third-Party Allotment

Tokyo, March 25, 2009—Nomura Holdings, Inc. (the “Company”) today announced that in relation to the issuance of new shares by way of third-party allotment resolved on February 23, 2009, it has received a notice from the grantee that it shall subscribe for all the new shares to be issued.

1. Number of shares to be offered	33,600,000 shares (33,600,000 shares as planned)

2. Total amount to be paid	13,433,280,000 yen (399.80 yen per share)

3. Amount of stated capital to be increased	6,716,640,000 yen (199.90 yen per share)

4. Amount of additional paid-in capital to be increased	6,716,640,000 yen (199.90 yen per share)

5. Subscription period (subscription date)	Thursday, March 26, 2009

6. Payment date	Friday, March 27, 2009

This press release does not constitute an offer of securities in the United States. The shares of Nomura Holdings common stock referred to above have not been, and will not be, registered under the United States Securities Act of 1933, and may not be offered or sold in the United States absent registration thereunder or an applicable exemption from registration requirements.

For Reference

1.	The issuance of the new shares by way of third-party allotment has been resolved at a meeting of the Company’s Executive Management Board held on February 23, 2009, concurrently with the issuance of new shares by way of public offering and secondary offering of shares (secondary offering by way of over-allotment).

For details of the issuance of new shares by way of third-party allotment, please refer to our press releases “Nomura Announces Issuance of New Shares, Secondary Offering of Shares and Withdrawal of Shelf Registration Statement for Future Equity Issuances” dated February 23, 2009; “Nomura Brings Forward Period for Determination Date of Issuance of New Shares and Secondary Offering of Shares” dated February 27, 2009; and “Nomura Announces Issue Price and Selling Price for Global Offering” dated March 4, 2009.

2.	Change in the Number of Outstanding Shares as a result of this Capital Increase by way of Third-Party Allotment

Total number of outstanding shares at present	2,627,492,760 shares (as of March 11, 2009)

Increase in number of shares as a result of the capital increase by way of third-party allotment	33,600,000 shares

Total number of outstanding shares after the capital increase by way of third-party allotment	2,661,092,760 shares

3.	Use of Proceeds

All proceeds, approximately 13,288,956,000 yen, to be raised through the third-party allotment are planned to be used to make investments (including loans) in the Company’s consolidated subsidiaries in each region to strengthen the Company’s business foundation in Asia (including Japan) and Europe, together with the proceeds of approximately 262,868,654,032 yen raised through the public offering resolved on the same date as the third-party allotment. The consolidated subsidiaries expect to use the invested money as working capital.

This press release does not constitute an offer of securities in the United States. The shares of Nomura Holdings common stock referred to above have not been, and will not be, registered under the United States Securities Act of 1933, and may not be offered or sold in the United States absent registration thereunder or an applicable exemption from registration requirements.

Ends

For further information please contact:

Name	Company	Telephone
Toru Namikawa	Nomura Holdings, Inc.	+ 81-3-3278-0591

Kathy Lindsay	Group Corporate Communications Dept.

Nomura

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in over 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs about 26,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through five business divisions: domestic retail, global markets, global investment banking, global merchant banking, and asset management. For further information about Nomura, please visit www.nomura.com.

This press release does not constitute an offer of securities in the United States. The shares of Nomura Holdings common stock referred to above have not been, and will not be, registered under the United States Securities Act of 1933, and may not be offered or sold in the United States absent registration thereunder or an applicable exemption from registration requirements.